

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Tyler Page
Chief Executive Officer
Cipher Mining Inc.
222 Purchase Street, Suite #290
Rye, New York 10580

> **Re:** **Cipher Mining Inc.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2022**
> **File No. 333-262283**

Dear Mr. Page:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Stewart, Esq.